Exhibit 99.1

XPENG Reports Third Quarter 2025 Unaudited Financial Results

•	Cash and cash equivalents, restricted cash, short-term investments and time deposits were RMB48.33 billion (US$6.79 billion) as of September 30, 2025

•	Quarterly total revenues were RMB20.38 billion, a 101.8% increase year-over-year

•	Quarterly gross margin was 20.1%, an increase of 4.8 percentage points over the same period of 2024

•	Quarterly vehicle margin was 13.1%, an increase of 4.5 percentage points over the same period of 2024

GUANGZHOU, China, November 17, 2025 — XPeng Inc. (“XPENG” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its unaudited financial results for the three months ended September 30, 2025.

Operational and Financial Highlights for the Three Months Ended September 30, 2025

	2025Q3	2025Q2	2025Q1	2024Q4	2024Q3	2024Q2
Total deliveries	116,007	103,181	94,008	91,507	46,533	30,207

•	Total deliveries of vehicles were 116,007 for the third quarter of 2025, representing an increase of 149.3% from 46,533 in the corresponding period of 2024.

•	XPENG’s physical sales network had a total of 690 stores, covering 242 cities as of September 30, 2025.

•	XPENG self-operated charging station network reached 2,676 stations, including 1,623 XPENG S4 and S5 ultra-fast charging stations as of September 30, 2025.

•

Total revenues were RMB20.38 billion (US$2.86 billion) for the third quarter of 2025, representing an increase of 101.8% from the same period of 2024, and an increase of 11.5% from the second quarter of 2025.

•

Revenues from vehicle sales were RMB18.05 billion (US$2.54 billion) for the third quarter of 2025, representing an increase of 105.3% from the same period of 2024, and an increase of 6.9% from the second quarter of 2025.

•	Gross margin was 20.1% for the third quarter of 2025, compared with 15.3% for the same period of 2024 and 17.3% for the second quarter of 2025.

•

Vehicle margin, which is gross profit of vehicle sales as a percentage of vehicle sales revenue, was 13.1% for the third quarter of 2025, compared with 8.6% for the same period of 2024 and 14.3% for the second quarter of 2025.

•

Net loss was RMB0.38 billion (US$0.05 billion) for the third quarter of 2025, compared with RMB1.81 billion for the same period of 2024 and RMB0.48 billion for the second quarter of 2025. Excluding share-based compensation expenses and fair value loss (gain) on derivative liability relating to the contingent consideration, non-GAAP net loss was RMB0.15 billion (US$0.02 billion) for the third quarter of 2025, compared with RMB1.53 billion for the same period of 2024 and RMB0.39 billion for the second quarter of 2025.

•

Net loss attributable to ordinary shareholders of XPENG was RMB0.38 billion (US$0.05 billion) for the third quarter of 2025, compared with RMB1.81 billion for the same period of 2024 and RMB0.48 billion for the second quarter of 2025. Excluding share-based compensation expenses and fair value loss (gain) on derivative liability relating to the contingent consideration, non-GAAP net loss attributable to ordinary shareholders of XPENG was RMB0.15 billion (US$0.02 billion) for the third quarter of 2025, compared with RMB1.53 billion for the same period of 2024 and RMB0.39 billion for the second quarter of 2025.

•

Basic and diluted net loss per American depositary share (ADS) were both RMB0.40 (US$0.06) and basic and diluted net loss per ordinary share were both RMB0.20 (US$0.03) for the third quarter of 2025. Each ADS represents two Class A ordinary shares.

•	Non-GAAP basic and diluted net loss per ADS were both RMB0.16 (US$0.02) and non-GAAP basic and diluted net loss per ordinary share were both RMB0.08 (US$0.01) for the third quarter of 2025.

•

Cash and cash equivalents, restricted cash, short-term investments and time deposits were RMB48.33 billion (US$6.79 billion) as of September 30, 2025, compared with RMB47.57 billion as of June 30, 2025. Time deposits include restricted short-term deposits, short-term deposits, current portion and non-current portion of restricted long-term deposits, current portion and non-current portion of long-term deposits.

Key Financial Results

(in RMB billions, except for percentage)

	For the Three Months Ended			% Change[i]
	September 30,	June 30,	September 30,
	2025	2025	2024	YoY	QoQ
Vehicle sales	18.05	16.88	8.80	105.3%	6.9%
Vehicle margin	13.1%	14.3%	8.6%	4.5pts	-1.2pts
Total revenues	20.38	18.27	10.10	101.8%	11.5%
Gross profit	4.10	3.17	1.54	166.3%	29.6%
Gross margin	20.1%	17.3%	15.3%	4.8pts	2.8pts
Net loss	0.38	0.48	1.81	-78.9%	-20.3%
Non-GAAP net loss	0.15	0.39	1.53	-90.1%	-60.6%
Net loss attributable to ordinary shareholders	0.38	0.48	1.81	-78.9%	-20.3%
Non-GAAP net loss attributable to ordinary shareholders	0.15	0.39	1.53	-90.1%	-60.6%
Comprehensive loss attributable to ordinary shareholders	0.50	0.49	2.09	-75.9%	1.9%

[i]	Except for vehicle margin and gross margin, where absolute changes instead of percentage changes are presented

Management Commentary

“In the third quarter of 2025, XPENG delivered another set of record results. Vehicle deliveries, revenue, gross margin and cash on hand all reached new highs,” said Mr. Xiaopeng He, Chairman and CEO of XPENG. “We are in the early stages of rapid expansion in terms of sales volume and market share, with Robotaxi and humanoid robots advancing rapidly toward mass production. I firmly believe XPENG will evolve into a global embodied AI company. Centered around physical AI applications, we are developing a comprehensive portfolio of technologies and products, alongside a thriving business ecosystem, thereby creating greater value for customers and shareholders worldwide.”

“With effective cost control and technology-related revenue streams unlocking greater potential, our gross margin exceeded 20% for the first time in the third quarter,” added Dr. Hongdi Brian Gu, Vice Chairman and Co-President of XPENG. “Continuous operational improvement deepens our commitment to Physical AI R&D. Meanwhile, we look forward to collaborating with more global business and technology partners to expand the ecosystem for physical AI applications, fostering a virtuous cycle between technological innovation and commercialization.”

Recent Developments

Deliveries in October 2025

•	Total deliveries were 42,013 vehicles in October 2025.

•	As of October 31, 2025, year-to-date total deliveries were 355,209 vehicles.

2025 XPENG AI Day

On November 5, 2025, XPENG hosted its 2025 AI Day event in Guangzhou. The Company demonstrated its achievements and mass production plans in physical AI, including XPENG VLA 2.0, Robotaxi, Next-Gen IRON humanoid robot.

Unaudited Financial Results for the Three Months Ended September 30, 2025

Total revenues were RMB20.38 billion (US$2.86 billion) for the third quarter of 2025, representing an increase of 101.8% from RMB10.10 billion for the same period of 2024 and an increase of 11.5% from RMB18.27 billion for the second quarter of 2025.

Revenues from vehicle sales were RMB18.05 billion (US$2.54 billion) for the third quarter of 2025, representing an increase of 105.3% from RMB8.80 billion for the same period of 2024, and an increase of 6.9% from RMB16.88 billion for the second quarter of 2025. The year-over-year and quarter-over-quarter increases were mainly attributable to higher deliveries from newly launched vehicle models.

Revenues from services and others were RMB2.33 billion (US$0.33 billion) for the third quarter of 2025, representing an increase of 78.1% from RMB1.31 billion for the same period of 2024 and an increase of 67.3% from RMB1.39 billion for the second quarter of 2025. The year-over-year and quarter-over-quarter increases were primarily attributable to the increased revenues of after-sales services and technical research and development services (“technical R&D services”) rendered to a car manufacturer (the “Manufacturer”) with the successful achievement of certain key milestones in the current quarter, under the agreement entered into with the Manufacturer.

Cost of sales was RMB16.28 billion (US$2.29 billion) for the third quarter of 2025, representing an increase of 90.1% from RMB8.56 billion for the same period of 2024 and an increase of 7.7% from RMB15.11 billion for the second quarter of 2025. The year-over-year and quarter-over-quarter increases were mainly in line with vehicle deliveries as described above.

Gross margin was 20.1% for the third quarter of 2025, compared with 15.3% for the same period of 2024 and 17.3% for the second quarter of 2025.

Vehicle margin was 13.1% for the third quarter of 2025, compared with 8.6% for the same period of 2024 and 14.3% for the second quarter of 2025. The year-over-year increase was primarily attributable to the ongoing cost reduction. The quarter-over-quarter decrease was due to the product generation transition.

Services and others margin was 74.6% for the third quarter of 2025, compared with 60.1% for the same period of 2024 and 53.6% for the second quarter of 2025. The year-over-year and quarter-over-quarter increases were primarily attributable to the aforementioned revenue from technical R&D services.

Research and development expenses were RMB2.43 billion (US$0.34 billion) for the third quarter of 2025, representing an increase of 48.7% from RMB1.63 billion for the same period of 2024 and an increase of 10.1% from RMB2.21 billion for the second quarter of 2025. The year-over-year and quarter-over-quarter increases were mainly due to higher expenses related to the development of new vehicle models and technologies as the Company expanded its product portfolio to support future growth.

Selling, general and administrative expenses were RMB2.49 billion (US$0.35 billion) for the third quarter of 2025, representing an increase of 52.6% from RMB1.63 billion for the same period of 2024 and an increase of 15.0% from RMB2.17 billion for the second quarter of 2025. The year-over-year and quarter-over-quarter increases were primarily due to the higher commission to the franchised stores driven by higher sales volume and higher marketing and advertising expenses.

Other income, net was RMB0.14 billion (US$0.02 billion) for the third quarter of 2025, representing an increase of 251.5% from RMB0.04 billion for the same period of 2024 and a decrease of 40.9% from RMB0.24 billion for the second quarter of 2025. The year-over-year increase and quarter-over-quarter decrease were primarily due to the fluctuations in receipt of government subsidies.

Fair value (loss) gain on derivative liability relating to the contingent consideration was loss of RMB0.07 billion (US$0.01 billion) for the third quarter of 2025, compared with loss of RMB0.16 billion for the same period of 2024 and gain of RMB0.03 billion for the second quarter of 2025. This non-cash (loss) gain resulted from the fair value change of the contingent consideration related to the acquisition of DiDi Global Inc. (“DiDi”)’s smart auto business.

Loss from operations was RMB0.75 billion (US$0.11 billion) for the third quarter of 2025, compared with RMB1.85 billion for the same period of 2024 and RMB0.93 billion for the second quarter of 2025.

Non-GAAP loss from operations, which excludes share-based compensation expenses and fair value loss (gain) on derivative liability relating to the contingent consideration, was RMB0.52 billion (US$0.07 billion) for the third quarter of 2025, compared with RMB1.57 billion for the same period of 2024 and RMB0.84 billion for the second quarter of 2025.

Net loss was RMB0.38 billion (US$0.05 billion) for the third quarter of 2025, compared with RMB1.81 billion for the same period of 2024 and RMB0.48 billion for the second quarter of 2025.

Non-GAAP net loss, which excludes share-based compensation expenses and fair value loss (gain) on derivative liability relating to the contingent consideration, was RMB0.15 billion (US$0.02 billion) for the third quarter of 2025, compared with RMB1.53 billion for the same period of 2024 and RMB0.39 billion for the second quarter of 2025.

Net loss attributable to ordinary shareholders of XPENG was RMB0.38 billion (US$0.05 billion) for the third quarter of 2025, compared with RMB1.81 billion for the same period of 2024 and RMB0.48 billion for the second quarter of 2025.

Non-GAAP net loss attributable to ordinary shareholders of XPENG, which excludes share-based compensation expenses and fair value loss (gain) on derivative liability relating to the contingent consideration, was RMB0.15 billion (US$0.02 billion) for the third quarter of 2025, compared with RMB1.53 billion for the same period of 2024 and RMB0.39 billion for the second quarter of 2025.

Basic and diluted net loss per ADS were both RMB0.40 (US$0.06) for the third quarter of 2025, compared with RMB1.91 for the third quarter of 2024 and RMB0.50 for the second quarter of 2025.

Non-GAAP basic and diluted net loss per ADS were both RMB0.16 (US$0.02) for the third quarter of 2025, compared with RMB1.62 for the third quarter of 2024 and RMB0.41 for the second quarter of 2025.

Balance Sheets

As of September 30, 2025, the Company had cash and cash equivalents, restricted cash, short-term investments and time deposits of RMB48.33 billion (US$6.79 billion), compared with RMB35.75 billion as of September 30, 2024 and RMB47.57 billion as of June 30, 2025.

Business Outlook

For the fourth quarter of 2025, the Company expects:

•	Deliveries of vehicles to be between 125,000 and 132,000, representing a year-over-year increase of approximately 36.6% to 44.3%.

•	Total revenues to be between RMB21.5 billion and RMB23.0 billion, representing a year-over-year increase of approximately 33.5% to 42.8%.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on November 17, 2025 (9:00 PM Beijing/Hong Kong Time on November 17, 2025).

For participants who wish to join the call by phone, please access the link provided below to complete the pre-registration process and dial in 5 minutes prior to the scheduled call start time. Upon registration, each participant will receive dial-in details to join the conference call.

Event Title:	XPENG Third Quarter 2025 Earnings Conference Call
Pre-registration link:	https://s1.c-conf.com/diamondpass/10051050-8ugr43.html

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.xiaopeng.com.

A replay of the conference call will be accessible approximately an hour after the conclusion of the call until November 24, 2025, by dialing the following telephone numbers:

United States:	+1-855-883-1031

International:	+61-7-3107-6325

Hong Kong, China:	800-930-639

Mainland China:	400-120-9216

Replay Access Code:	10051050

About XPENG

XPENG is a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to become a smart technology company trusted and loved by users worldwide. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Shenzhen, Silicon Valley and San Diego. The Company’s Smart EVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://www.xpeng.com/.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, non-GAAP basic loss per weighted average number of ordinary shares and non-GAAP basic loss per ADS, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses and fair value loss (gain) on derivative liability relating to the contingent consideration, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non- GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and non-GAAP Results” set forth in this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.1190 to US$1.00, the exchange rate on September 30, 2025, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goal and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the United States Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For Investor Enquiries

IR Department

XPeng Inc.

E-mail: ir@xiaopeng.com

Jenny Cai

Piacente Financial Communications

Tel: +1-212-481-2050 or +86-10-6508-0677

E-mail: xpeng@tpg-ir.com

For Media Enquiries

PR Department

XPeng Inc.

E-mail: pr@xiaopeng.com

Source: XPeng Inc.

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	December 31, 2024 RMB	September 30, 2025 RMB	September 30, 2025 US$
ASSETS
Current assets
Cash and cash equivalents	18,586,274	17,532,928	2,462,836
Restricted cash	3,153,390	4,691,122	658,958
Short-term deposits	12,931,757	13,302,720	1,868,622
Restricted short-term deposits	110,699	256,405	36,017
Short-term investments	751,290	3,861,813	542,466
Long-term deposits, current portion	452,326	1,723,868	242,150
Restricted long-term deposits, current portion	—	595,897	83,705
Accounts and notes receivable, net	2,449,629	1,635,569	229,747
Installment payment receivables, net, current portion	2,558,756	2,901,912	407,629
Inventory	5,562,922	9,240,680	1,298,031
Amounts due from related parties	43,714	32,871	4,617
Prepayments and other current assets	3,135,312	4,178,866	587,006

Total current assets	49,736,069	59,954,651	8,421,784

Non-current assets
Long-term deposits	4,489,036	5,235,357	735,406
Restricted long-term deposits	1,487,688	1,125,186	158,054
Property, plant and equipment, net	11,521,863	12,328,645	1,731,794
Right-of-use assets, net	1,261,663	3,787,840	532,075
Intangible assets, net	4,610,469	4,216,325	592,264
Land use rights, net	2,744,424	3,235,622	454,505
Installment payment receivables, net	4,448,416	4,807,368	675,287
Long-term investments	1,963,194	2,300,564	323,158
Other non-current assets	443,283	1,314,719	184,677

Total non-current assets	32,970,036	38,351,626	5,387,220

Total assets	82,706,105	98,306,277	13,809,004

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	December 31,	September 30,	September 30,
	2024	2025	2025
	RMB	RMB	US$
LIABILITIES
Current liabilities
Short-term borrowings	4,609,123	3,479,123	488,710
Accounts payable	15,181,585	17,751,381	2,493,522
Notes payable	7,898,896	17,358,089	2,438,276
Amounts due to related parties	9,364	77	11
Operating lease liabilities, current portion	324,496	458,418	64,394
Finance lease liabilities, current portion	41,940	11,907	1,673
Deferred revenue, current portion	1,275,716	1,902,340	267,220
Long-term borrowings, current portion	1,858,613	1,922,077	269,993
Accruals and other liabilities	8,650,636	10,678,481	1,499,997
Income taxes payable	14,514	6,644	933

Total current liabilities	39,864,883	53,568,537	7,524,729

Non-current liabilities
Long-term borrowings	5,664,518	6,418,412	901,589
Operating lease liabilities	1,345,852	4,276,564	600,725
Finance lease liabilities	777,697	774,722	108,825
Deferred revenue	822,719	1,071,641	150,533
Derivative liability	167,940	324,023	45,515
Deferred tax liabilities	341,932	312,585	43,909
Other non-current liabilities	2,445,776	1,570,845	220,655

Total non-current liabilities	11,566,434	14,748,792	2,071,751

Total liabilities	51,431,317	68,317,329	9,596,480

SHAREHOLDERS’ EQUITY
Class A Ordinary shares	104	105	15
Class B Ordinary shares	21	21	3
Additional paid-in capital	70,671,685	71,073,383	9,983,619
Statutory and other reserves	95,019	118,882	16,700
Accumulated deficit	(41,585,549)	(43,132,080)	(6,058,727)
Accumulated other comprehensive income	2,093,508	1,928,637	270,914

Total shareholders’ equity	31,274,788	29,988,948	4,212,524

Total liabilities and shareholders’ equity	82,706,105	98,306,277	13,809,004

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Three Months Ended
	September 30,	June 30,	September 30,	September 30,
	2024	2025	2025	2025
	RMB	RMB	RMB	US$
Revenues
Vehicle sales	8,795,011	16,883,696	18,053,752	2,535,996
Services and others	1,306,699	1,390,709	2,327,198	326,900

Total revenues	10,101,710	18,274,405	20,380,950	2,862,896

Cost of sales
Vehicle sales	(8,039,240)	(14,461,688)	(15,686,646)	(2,203,490)
Services and others	(521,022)	(645,387)	(590,051)	(82,884)

Total cost of sales	(8,560,262)	(15,107,075)	(16,276,697)	(2,286,374)

Gross profit	1,541,448	3,167,330	4,104,253	576,522

Operating expenses
Research and development expenses	(1,633,071)	(2,206,144)	(2,428,863)	(341,180)
Selling, general and administrative expenses	(1,633,196)	(2,167,241)	(2,492,897)	(350,175)
Other income, net	39,908	237,402	140,283	19,705
Fair value (loss) gain on derivative liability relating to the contingent consideration	(162,185)	34,004	(73,824)	(10,370)

Total operating expenses, net	(3,388,544)	(4,101,979)	(4,855,301)	(682,020)

Loss from operations	(1,847,096)	(934,649)	(751,048)	(105,498)

Interest income	318,021	308,224	300,840	42,259
Interest expense	(83,461)	(75,161)	(99,350)	(13,956)
Investment (loss) gain on long-term investments	(216,768)	24,401	131,115	18,418
Exchange gain from foreign currency transactions	47,565	142,684	25,860	3,633
Other non-operating income (expenses), net	6,444	3,454	(1,113)	(156)

Loss before income tax (expense) benefit and share of results of equity method investees	(1,775,295)	(531,047)	(393,696)	(55,300)

Income tax (expenses) benefit	(7,025)	9,421	7,113	999
Share of results of equity method investees	(25,400)	43,872	5,715	803

Net loss	(1,807,720)	(477,754)	(380,868)	(53,498)

Net loss attributable to ordinary shareholders of XPeng Inc.	(1,807,720)	(477,754)	(380,868)	(53,498)

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Three Months Ended
	September 30,	June 30,	September 30,	September 30,
	2024	2025	2025	2025
	RMB	RMB	RMB	US$
Net loss	(1,807,720)	(477,754)	(380,868)	(53,498)
Other comprehensive loss
Foreign currency translation adjustment, net of tax	(284,343)	(16,414)	(122,747)	(17,242)

Total comprehensive loss attributable to XPeng Inc.	(2,092,063)	(494,168)	(503,615)	(70,740)

Comprehensive loss attributable to ordinary shareholders of XPeng Inc.	(2,092,063)	(494,168)	(503,615)	(70,740)

Weighted average number of ordinary shares used in computing net loss per ordinary share
Basic and diluted	1,893,857,778	1,902,441,632	1,905,381,418	1,905,381,418
Net loss per ordinary share attributable to ordinary shareholders
Basic and diluted	(0.95)	(0.25)	(0.20)	(0.03)
Weighted average number of ADS used in computing net loss per share
Basic and diluted	946,928,889	951,220,816	952,690,709	952,690,709
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(1.91)	(1.50)	(0.40)	(0.06)

XPENG INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Three Months Ended
	September 30,	June 30,	September 30,	September 30,
	2024	2025	2025	2025
	RMB	RMB	RMB	US$
Loss from operations	(1,847,096)	(934,649)	(751,048)	(105,498)
Fair value loss (gain) on derivative liability relating to the contingent consideration	162,185	(34,004)	73,824	10,370
Share-based compensation expenses	113,963	126,475	155,195	21,800

Non-GAAP loss from operations	(1,570,948)	(842,178)	(522,029)	(73,328)

Net loss	(1,807,720)	(477,754)	(380,868)	(53,498)
Fair value loss (gain) on derivative liability relating to the contingent consideration	162,185	(34,004)	73,824	10,370
Share-based compensation expenses	113,963	126,475	155,195	21,800

Non-GAAP net loss	(1,531,572)	(385,283)	(151,849)	(21,328)

Net loss attributable to ordinary shareholders	(1,807,720)	(477,754)	(380,868)	(53,498)
Fair value loss (gain) on derivative liability relating to the contingent consideration	162,185	(34,004)	73,824	10,370
Share-based compensation expenses	113,963	126,475	155,195	21,800

Non-GAAP net loss attributable to ordinary shareholders of XPeng Inc.	(1,531,572)	(385,283)	(151,849)	(21,328)

Weighted average number of ordinary shares used in calculating Non-GAAP net loss per share
Basic and diluted	1,893,857,778	1,902,441,632	1,905,381,418	1,905,381,418
Non-GAAP net loss per ordinary share
Basic and diluted	(0.81)	(0.20)	(0.08)	(0.01)
Weighted average number of ADS used in calculating Non-GAAP net loss per share
Basic and diluted	946,928,889	951,220,816	952,690,709	952,690,709
Non-GAAP net loss per ADS
Basic and diluted	(1.62)	(0.41)	(0.16)	(0.02)